                       SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 18)

Under the Securities Exchange Act of 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T 10 3

(CUSIP Number)

Robert M. Pickus

Trump Entertainment Resorts, Inc.

15 South Pennsylvania Avenue

Atlantic City, NJ 08401

(609) 449-5866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Thomas M. Cerabino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

November 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

                                       SCHEDULE 13D

CUSIP No. 89816T 10 3		Page 1 of 5 Pages
1		NAME OF REPORTING PERSON Donald J. Trump
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 2,744,351
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,407
	9	SOLE DISPOSITIVE POWER 2,744,351
	10	SHARED DISPOSITIVE POWER 1,407
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,745,758
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   Calculated based on 31,690,106 shares of common stock outstanding as of November 6, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended September 30, 2009.

                                      SCHEDULE 13D

CUSIP No. 89816T 10 3		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Ace Entertainment Holdings Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,407
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,407
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*          Calculated based on 31,690,106 shares of common stock outstanding as of November 6, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended September 30, 2009.

This Amendment No. 18 to Schedule 13D (this “Amendment”) is being filed on behalf of Mr. Donald J. Trump and Ace Entertainment Holdings Inc., a New Jersey corporation wholly owned by Mr. Trump and formerly known as Trump Casinos, Inc. (“Ace”, together with Mr. Trump, the “Reporting Persons”), and amends the Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump, on June 22, 1995 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002, June 18, 2003, August 12, 2004, January 31, 2005, May 23, 2005, May 12, 2006, February 18, 2009, September 29, 2009, October 14, 2009 and November 19, 2009, respectively (the Initial Schedule 13D, together with all such amendments thereto, this “Schedule 13D”). This Amendment relates to the common stock, par value $0.001 per share (referred to herein and in previous amendments to this Schedule 13D as the “New Common Stock”), of Trump Entertainment Resorts, Inc., a Delaware corporation (referred to herein and in previous amendments to this Schedule 13D as the “Restructured Company”). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock, other than those reported herein as being owned by it.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following Exhibit:

Exhibit XXX: Plan Support Agreement, dated as of November 16, 2009, by and among certain holders, and/or their investment advisors or managers, of the 8.5% Senior Secured Notes Due 2015 issued by Trump Entertainment Resorts Holdings, L.P. and Trump Entertainment Resorts Funding, Inc., and Donald J. Trump, Ivanka Trump, The Trump Organization, Ace Entertainment Holdings, Inc., and each of their respective affiliates or entities under the control, directly or indirectly, of Donald J. Trump and/or Ivanka Trump.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2009	By: /s/ Donald J. Trump
Name: Donald J. Trump
Dated: December 3, 2009	ACE ENTERTAINMENT HOLDINGS INC.

(formerly known as Trump Casinos, Inc.)

By: /s/ Donald J. Trump
Name: Donald J. Trump
Title:	President